Exhibit 99.1

trivago Welcomes James Carter as Head of Hotel Search
DÜSSELDORF, GERMANY - July 09 2019 - trivago N.V. (NASDAQ: TRVG) a leading global hotel search platform, announced that James Carter has joined the company as its Chief Product and Technology Officer. In this new role, Carter joins the trivago leadership team as the head of hotel search.
Carter, with 14 years of experience in the travel tech industry, was most recently an Engineering Director at Google working on its Hotel Ads product.
“We are excited to welcome someone of James’ caliber to the team,” said Rolf Schroemgens, Managing Director and CEO, trivago. “His accomplishments across transformational business environments will be invaluable as we work to grow the smartness of future product offerings.”
Carter said, “What really drew me to trivago is their culture of encouraging new and improved ways of thinking and doing. I’m excited to dive in and build on the work Rolf and team have done and help further drive product innovation and deliver even more value to our partners and users.”
Schroemgens added, “With James on board, I can focus on the CEO role and our business strategy. I’m excited for the future of trivago and look forward to working with James as we expand our ambitions for this year and beyond.”
About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices.
Contacts
Media contact:
comms@trivago.com
Investor contact:
ir@trivago.com
Forward looking statements
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As used herein, references to "we", "us", the "company", or "trivago", or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries